SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 22)

P. H. Glatfelter Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377316104 (CUSIP Number)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 377316104	Page 1 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 4,674,148 6) Shared Voting Power 881,335 7) Sole Dispositive Power 3,445,939 8) Shared Dispositive Power 2,108,558

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,483
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 12.74
12)	Type of Reporting Person (See Instructions) HC

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 22)

P. H. Glatfelter Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377316104 (CUSIP Number)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 377316104	Page 2 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 4,674,148 6) Shared Voting Power 881,335 7) Sole Dispositive Power 3,445,939 8) Shared Dispositive Power 2,108,558

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,483
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 12.74
12)	Type of Reporting Person (See Instructions) HC

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 22)

P. H. Glatfelter Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377316104 (CUSIP Number)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 377316104	Page 3 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 4,674,148 6) Shared Voting Power 881,335 7) Sole Dispositive Power 3,445,939 8) Shared Dispositive Power 2,108,558

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,483
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 12.74
12)	Type of Reporting Person (See Instructions) BK

ITEM 4 -	OWNERSHIP:

The following information is as of September 30, 2004:

(a) Amount Beneficially Owned: 5,592,483 shares

(b) Percent of Class: 12.74

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 4,674,148

(ii) shared power to vote or to direct the vote 881,335

(iii) sole power to dispose or to direct the disposition of 3,445,939

(iv) shared power to dispose or to direct the disposition of 2,108,558

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The information contained in this statement relates to the shares of Common Stock that are held by

PNC Bank, National Association, as trustee, executor, custodian or agent (collectively, the “Shares”). In accordance with Section 13d-3, certain of the Shares may be beneficially owned by more than one person. Of the Shares held in trusts, certain persons, including the settlors, trustees, beneficiaries and others named in the trust documents or documents ancillary thereto, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. As to the Shares that are held as executor, custodian or agent, certain persons, including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. Notwithstanding the beneficial ownership of the Shares by several persons, the total number of Shares is 5,592,483.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2004
Date

By:	/s/ Joan L. Gulley
Signature - The PNC Financial Services Group, Inc.

Joan L. Gulley, Vice President
Name & Title

October 8, 2004
Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.

Maria C. Schaffer, Executive Vice President
Name & Title

October 8, 2004
Date

By:	/s/ Joan L. Gulley
Signature - PNC Bank, National Association

Joan L. Gulley, Executive Vice President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 12.

Page 5 of 5 Pages